SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                                      UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                        XM SATELLITE RADIO HOLDINGS INC.
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $.01 PAR VALUE
                         (Title of class of securities)

                                   983759-10-1
                                 (CUSIP Number)

                             Nicholas S. Hodge, Esq.
                              Edwards & Angell, LLP
                               101 Federal Street
                              Boston, MA 02110-1800
                                 (617) 439-4444
                                 --------------
                 (Name, Address, and Telephone Number of person
                authorized to receive notices and communications)

                                 October 8, 1999
             (Date of event which requires filing of this statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box: [__].

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 983759-10-1


1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

Columbia XM Radio Partners, LLC

2. Check the Appropriate Box if a Member of a Group

       (a) _____
       (b) _____

3.  SEC Use Only


4.  Source of Funds

OO

5.  Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization

Virginia

Number of          7    Sole Voting Power
Shares
Beneficially            2,776,626

Owned By           8    Shared Voting Power
Each
Reporting                    -0-

Person With        9    Sole Dispositive Power

                        2,776,626

                  10    Shared Dispositive Power

                             -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

2,776,626

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

10.60%

14.  Type of Reporting Person

CO

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

Columbia Capital, L.L.C.

2. Check the Appropriate Box if a Member of a Group

       (a) _____
       (b) _____

3.  SEC Use Only


4.  Source of Funds

OO

5.  Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization

Delaware

Number of          7    Sole Voting Power
Shares
Beneficially                 -0-

Owned By           8    Shared Voting Power
Each
Reporting               2,776,626

Person With        9    Sole Dispositive Power

                             -0-

                  10    Shared Dispositive Power

                        2,776,626

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

2,776,626 (see Item 5)

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

10.60%

14.  Type of Reporting Person

CO

CUSIP No. 983759-10-1


1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

Columbia Capital Equity Partners II (QP), L.P.

2. Check the Appropriate Box if a Member of a Group

       (a) _____
       (b) _____

3.  SEC Use Only


4.  Source of Funds

OO

5.  Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization

Delaware

Number of          7    Sole Voting Power
Shares
Beneficially                 -0-

Owned By           8    Shared Voting Power
Each
Reporting               2,776,626

Person With        9    Sole Dispositive Power

                             -0-

                  10    Shared Dispositive Power

                        2,776,626

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

2,776,626 (see Item 5)

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

10.60%

14.  Type of Reporting Person

PN

CUSIP No. 983759-10-1


1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

Columbia Capital Equity Partners II (Cayman), L.P.

2. Check the Appropriate Box if a Member of a Group

       (a) _____
       (b) _____

3.  SEC Use Only


4.  Source of Funds

OO

5.  Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization

Cayman Islands

Number of          7    Sole Voting Power
Shares
Beneficially                 -0-

Owned By           8    Shared Voting Power
Each
Reporting               2,776,626

Person With        9    Sole Dispositive Power

                             -0-

                  10    Shared Dispositive Power

                        2,776,626

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

2,776,626 (see Item 5)

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

10.60%

14.  Type of Reporting Person

PN

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

Columbia Capital Equity Partners II, L.P.

2. Check the Appropriate Box if a Member of a Group

       (a) _____
       (b) _____

3.  SEC Use Only


4.  Source of Funds

OO

5.  Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Virginia

Number of          7    Sole Voting Power
Shares
Beneficially            2,776,626

Owned By           8    Shared Voting Power
Each
Reporting                    -0-

Person With        9    Sole Dispositive Power

                        2,776,626

                  10    Shared Dispositive Power

                             -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

2,776,626 (see Item 5)

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

10.60%

14.  Type of Reporting Person

PN

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

Columbia Capital Equity Partners, L.L.C.

2. Check the Appropriate Box if a Member of a Group

       (a) _____
       (b) _____

3.  SEC Use Only

4.  Source of Funds

OO

5.  Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Delaware

Number of          7    Sole Voting Power
Shares
Beneficially                 -0-

Owned By           8    Shared Voting Power
Each
Reporting               2,776,626

Person With        9    Sole Dispositive Power

                             -0-

                  10    Shared Dispositive Power

                        2,776,626

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

2,776,626 (see Item 5)

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

10.60%

14.  Type of Reporting Person

CO

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

Columbia Capital Investors, L.L.C.

2. Check the Appropriate Box if a Member of a Group

       (a) _____
       (b) _____

3.  SEC Use Only

4.  Source of Funds

OO

5.  Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Delaware

Number of          7    Sole Voting Power
Shares
Beneficially                 -0-

Owned By           8    Shared Voting Power
Each
Reporting               2,776,626

Person With        9    Sole Dispositive Power

                             -0-

                  10    Shared Dispositive Power

                        2,776,626

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

2,776,626 (see Item 5)

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

10.60%

14.  Type of Reporting Person

CO

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

James B. Fleming, Jr.

2. Check the Appropriate Box if a Member of a Group

       (a) _____
       (b) _____

3.  SEC Use Only

4.  Source of Funds

OO

5.  Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

U.S.

Number of          7    Sole Voting Power
Shares
Beneficially                 -0-

Owned By           8    Shared Voting Power
Each
Reporting               2,776,626

Person With        9    Sole Dispositive Power

                             -0-

                  10    Shared Dispositive Power

                        2,776,626

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

2,776,626 (see Item 5)

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

10.60%

14.  Type of Reporting Person

IN

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

R. Philip Herget, III

2. Check the Appropriate Box if a Member of a Group

       (a) _____
       (b) _____

3.  SEC Use Only

4.  Source of Funds

OO

5.  Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

U.S.

Number of          7    Sole Voting Power
Shares
Beneficially                 -0-

Owned By           8    Shared Voting Power
Each
Reporting               2,776,626

Person With        9    Sole Dispositive Power

                             -0-

                  10    Shared Dispositive Power

                        2,776,626

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

2,776,626 (see Item 5)

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

10.60%

14.  Type of Reporting Person

IN

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

Harry F. Hopper III

2. Check the Appropriate Box if a Member of a Group

       (a) _____
       (b) _____

3.  SEC Use Only


4.  Source of Funds

OO

5.  Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

U.S.

Number of          7    Sole Voting Power
Shares
Beneficially                 -0-

Owned By           8    Shared Voting Power
Each
Reporting               2,776,626

Person With        9    Sole Dispositive Power

                             -0-

                  10    Shared Dispositive Power

                        2,776,626

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

2,776,626 (see Item 5)

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

10.60%

14.  Type of Reporting Person

IN

Item 1.           Security and Issuer

     This Statement relates to the Class A common stock, par value $.01 per share ("Class A Stock"), of XM Satellite Radio Holdings Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 1250 23rd Street, N.W., Washington, DC 20037-1100. The Reporting Persons (as defined below) have entered into a Joint Filing Agreement dated October 18, 1999, a copy of which is attached hereto as Exhibit 4.


Item 2.           Identity and Background

     This statement is being filed by Columbia XM Radio Partners, LLC, a Virginia limited liability corporation ("Columbia"), its managing member, Columbia Capital, LLC, a Delaware limited liability company (the "Manager"), Columbia Capital Equity Partners II (QP), L.P., a Delaware limited partnership ("Columbia QP"), Columbia Capital Equity Partners II (Cayman), L.P., a Cayman Islands limited partnership ("Columbia Cayman"), Columbia Capital Equity Partners II, L.P., a Delaware limited partnership ("Columbia Equity"), Columbia Capital Equity Partners, L.L.C., a Delaware limited liability company ("Columbia Equity LLC"), Columbia Capital Investors, L.L.C., a Delaware limited liability company ("Columbia Investors") and James B. Fleming, Jr., R. Philip Herget, III and Harry F. Hopper III (each a "Reporting Person," and collectively, the "Reporting Persons"). The Manager, Columbia QP, Columbia Cayman, and Columbia Equity and Columbia Investors are the members of Columbia and the Manager is the managing member of Columbia. Columbia Equity LLC is the general partner of each of Columbia QP, Columbia Cayman and Columbia Equity. Pursuant to the limited liability company agreement of the Manager, each of Messrs. Fleming, Herget and Hopper (the "Individual Reporting Persons") exercises voting and dispositive control over the Manager. Pursuant to the limited liability company agreement of Columbia Equity LLC, each of the Individual Reporting Persons exercises voting and dispositive control over Columbia Equity LLC. Columbia Investors is member managed by the Individual Reporting Persons and each of the Individual Reporting Persons exercises voting and dispositive control over Columbia Investors.

     The principal business address of each of the Reporting Persons is 201 N. Union Street, Suite 300, Alexandria, Virginia 22314.

     Columbia was formed (i) to acquire, own, hold, sell, convert, exchange and transfer equity interests in or indebtedness of the Issuer, and (ii) to conduct such other activities as may be necessary or incidental to the foregoing.

     The Manager was formed to (i) act as the manager of Columbia Capital Equity Partners II, L.P., and (ii) to conduct such other activities as may be necessary or incidental to the foregoing. Columbia Equity L.L.C. was formed to act as the general partner of each of the partnerships of Columbia Capital Equity Partners II, L.P. The Individual Reporting Persons serve in various management capacities with the Manager, Columbia Equity LLC and Columbia Investors.

     Each of Columbia QP, Columbia Cayman, Columbia Equity and Columbia Investors was formed (i) seek income and capital appreciation through the acquisition, holding, management, supervision and sale, exchange, distribution or other disposition of investments, and (ii) to conduct such other activities as may be necessary or incidental to the foregoing.

     Prior to October 8, 1999, Columbia owned a Subordinated Convertible Note in the amount of $25,000,000 issued and payable by the Issuer (the "Note"). On October 8, 1999, the Issuer completed an initial public offering of 10,000,000 shares of Class A Stock (the "Offering"). As described under Item 4 below, upon completion of the Offering, the Note converted into 2,696,626 shares of Class A Stock. As a result of this conversion, as of October 8, 1999, Columbia owned 2,696,626 shares of Class A Stock of the Issuer.

     In addition to the Class A Stock described above, Columbia purchased 80,000 shares of Class A Stock on October 8, 1999, as part of the Offering.

     This Statement covers the 80,000 shares of Class A Stock purchased by Columbia on October 8, 1999, as well as the 2,696,626 shares of Class A Stock owned by Columbia as of such date (such shares of Class A Stock are sometimes referred to in this Statement as the "Securities").

     Information with respect to each of the Reporting Persons' executive officers and managing directors or general partners (as applicable), including name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, is listed on the schedule attached hereto as Annex A, which is incorporated herein by reference.

     None of the Reporting Persons nor, to the best of their knowledge, the Reporting Persons' executive officers, managing directors or general partners (as applicable) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     To the best knowledge of the Reporting Persons, with the exception of Columbia Cayman, which is a Cayman Islands entity, each of the Reporting Persons and their executive officers and managing directors are United States citizens.


Item 3.           Source and Amount of Funds or Other Consideration


     Shares of Class A Stock Acquired upon Conversion of the Note
     ------------------------------------------------------------

     The 2,696,626 shares of Class A Stock owned of record by Columbia as of the date of this Statement were acquired, prior to the consummation of the Offering, and prior to the Issuer becoming subject to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The details of the purchase and conversion of the Note are set forth below.

     Pursuant to a Note Purchase Agreement dated June 7, 1999 among the Issuer, Columbia and certain other shareholders of the Issuer, on July 7, 1999, the Issuer issued $250,000,000 of subordinated convertible notes to several new strategic and financial investors including Columbia, and the Issuer used $75,000,000 of the proceeds from these notes to repay the outstanding loan payable to Worldspace, Inc., a Maryland corporation ("Worldspace"). Pursuant to this Agreement, Columbia purchased the Note for a purchase price of $25,000,000.

     On October 8, 1999, upon the completion of the Offering, the Note converted into 2,696,626 shares of Class A Stock. As a result of this conversion, as of October 8, 1999, Columbia owned an aggregate of 2,696,626 shares of Class A Stock.

     Shares of Class A Stock Purchased in the Offering
     -------------------------------------------------

     Columbia purchased 80,000 shares of Class A Stock of the Issuer in the Offering. The consideration paid by Columbia was $960,000, or $12.00 per share, which was the initial public offering price in the Offering. The source of such consideration was cash on hand. As a result of the shares of Class A Stock received upon conversion of the Note and the shares of Class A Stock purchased in the offering, on October 8, 1999, Columbia owned an aggregate of 2,776,626 shares of Class A Stock.

Item 4.           Purpose of Transaction

     The 2,696,626 shares of Class A Stock owned by Columbia as a result of the conversion of the Note as of the date of this Statement was acquired for $25,000,000, on July 7, 1999, prior to the consummation of the Offering, and prior to the Issuer becoming subject to Section 12(g) of the Exchange Act.

     Columbia purchased 80,000 shares of Class A Stock in the Offering in order to demonstrate its commitment to the Issuer's long-term business plans and objectives, and because Columbia concluded that the initial public offering price of the Offering represented an attractive opportunity to increase its equity position in the Issuer. Columbia also noted that several of the other significant equity stakeholders in the Issuer elected to similarly participate in the Offering.

     Certain of Columbia's rights with respect to the Issuer are governed by a shareholders' agreement dated as of July 7, 1999 by and among the Issuer, Columbia, and certain other significant shareholders of the Issuer (the "Shareholders' Agreement"). The Shareholders' Agreement is incorporated herein by reference as Exhibit 1. Pursuant to the Shareholders' Agreement, one of the members of the Issuer's Board of Directors was appointed by Columbia and two other parties to the Shareholders Agreement. Columbia's rights with respect to the Securities are also governed by the TCM Group Agreement dated as of July 7, 1999 among Columbia and certain other shareholders of the Issuer (the "TCM Group Agreement"). The TCM Group Agreement is incorporated herein by reference as
Exhibit 2. The TCM Group Agreement provides for good faith cooperation among the parties thereto regarding the exercise of registration rights and the appointment of a member of the Issuer's Board of Directors. Certain other material provisions of the Shareholders' Agreement and the TCM Group Agreement are described in more detail in Item 6 below.

     There are certain restrictions on Columbia's ability to sell or otherwise transfer the Securities. Under the Shareholders' Agreement and as provided in the TCM Group Agreement, except for affiliated transactions, Columbia may not transfer any of its Class A Stock until the date which is one year from the issuance of the Note.

     In addition, Columbia has signed a "lock-up" agreement with Bear, Stearns & Co. Inc. and Donaldson, Lufkin & Jenrette Securities Corporation, the lead underwriters for the Offering. Pursuant to this agreement, Columbia has agreed not to sell, offer to sell, contract to sell, pledge, hypothecate, sell any option or contract to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Stock, for a period of 180 days after the effective date of the registration statement filed by the Issuer in the Offering.

     Except as described above in this Item 4 and below in Item 6, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of
Schedule 13D. Notwithstanding the foregoing, and subject to the restrictions under the Shareholders' Agreement, and the TCM Group Agreement, the Reporting Persons may determine to change their investment intent with respect to the Issuer at any time in the future. Subject to the restrictions under the Shareholders' Agreement and the TCM Group Agreement, the Reporting Persons intend to vote their shares as they deem appropriate from time to time. In determining from time to time whether to sell their shares of the Issuer's Class A Stock (and in what amounts) or to retain such shares, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

     To the best knowledge of the Reporting  Persons,  all shares  identified in
Item 5 below as beneficially owned by persons listed in Annex A were acquired by such persons for investment purposes. Such persons may buy or sell shares of Class A Stock in the future as they deem appropriate, but, to the best knowledge of the Reporting Persons, and except as otherwise indicated herein, such persons have no present plan or proposal that relates to or would result in the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5.           Interest in Securities of the Issuer


     After giving effect to the issuance of 10,000,000 shares of Class A Stock by the Issuer in the Offering, and based on information provided to the Reporting Persons by the Issuer (the "Available Data"), there were 26,194,471 shares of Class A Stock of the Issuer outstanding on October 8, 1999.

     As of October 8, 1999, each of the Reporting Persons beneficially owned 2,776,626 shares of Class A Stock, which represents approximately 10.6% of the Class A Stock outstanding. Subject to the restrictions and agreements described in Item 4 above, Columbia has the sole power to vote (or to direct the vote) and the sole power to dispose (or to direct the disposition) of these shares. Columbia acquired these shares in the Offering. As a result of the relationships described above in Item 2, each of the Reporting Persons besides Columbia has the shared power to vote (or to direct the vote) and the shared power to dispose (or to direct the disposition) of the shares of Class A Stock held of record by Columbia.

     To the best knowledge of the Reporting Persons, none of the Reporting Persons, nor any of their executive officers and managing directors beneficially own shares of Class A Stock of the Issuer other than as set forth herein.

     Columbia may be deemed to comprise a group (within the meaning of Section 13(d)(3) of the Exchange Act) with the following entities by virtue of the Shareholders' Agreement: (1) General Motors Corporation ("General Motors"); (2) DIRECTV Enterprises, Inc. ("DIRECTV"); (3) Clear Channel Investments, Inc. ("Clear Channel"); (4) American Mobile Satellite Corporation ("American Mobile"); (5) Telcom-XM Investors, L.L.C. ("Telcom"); and (6) Madison Dearborn Capital Partners III, L.P. ("M-D Capital Partners"), Madison Dearborn Special Equity III, L.P. ("M-D Special Equity"), and Special Advisors Fund I, L.L.C. ("Special Advisors," and, together with M-D Capital Partners and M-D Special Equity, "Madison Dearborn"). Columbia and each of the other Reporting Persons expressly disclaims beneficial ownership of the shares of Class A Stock of the Issuer held by General Motors, DIRECTV, Clear Channel, American Mobile, Telcom, or Madison Dearborn, and the filing of this Statement by the Reporting Persons shall not be construed as an admission by the Reporting Persons that they are, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of the shares of Class A Stock of the Issuer held by General Motors, DIRECTV, Clear Channel, American Mobile, Telcom or Madison Dearborn.

     Based solely upon the Available Data, the Reporting Persons believe that, as of October 8, 1999 (the closing date of the Offering), General Motors, DIRECTV, Clear Channel, American, Telcom and Madison Dearborn beneficially owned the number of shares of Class A Stock of the Issuer set forth in the table below, constituting in each case that percentage of the Class A Stock of the Issuer outstanding on October 8, 1999 set forth in the table.

         Name of Beneficial Owner       Number of Shares        Percentage

         General Motors                 11,106,504 (1)            30.03%
         DIRECTV                         5,553,252 (2)            17.58%
         Clear Channel                   8,329,877                31.80%
         American Mobile                18,072,176 (3)            41.00%
         Telcom                          2,776,626                10.60%
         M-D Capital Partners            2,702,200                10.31%
         M-D Special Equity                 58,247                  *
         Special Advisors                   16,179                  *
         ------------------
         *  Less than 1%

(1) Includes 10,7786,504 shares of Class A Stock issuable upon conversion of Series A convertible preferred stock of the Issuer, 5,393,252 of which are owned by DIRECTV, a subsidiary of General Motors. The shares of Class A Stock issuable upon conversion of the Series A convertible preferred stock were deemed to be outstanding for the purpose of computing the percentage of the Class A Stock owned by General Motors, but not for the purpose of computing the percentage of Class A Stock owned by any other person.

(2) Includes 5,393,252 shares of Class A Stock issuable upon conversion of Series A convertible preferred stock of the Issuer. The shares of Class A Stock issuable upon conversion of the Series A convertible preferred stock were deemed to be outstanding for the purpose of computing the percentage of the Class A Stock owned by DIRECTV, but not for the purpose of computing the percentage of Class A Stock owned by any other person.

(3) Includes 17,872,176 shares of Class A Stock issuable upon conversion of American Mobile's 17,872,176 shares of Class B common stock, $.01 par value per share (the "Class B Stock") of the Issuer. The shares of Class A Stock issuable upon conversion of the Class B Stock were deemed to be outstanding for the purpose of computing the percentage of the Class A Stock owned by American Mobile, but not for the purpose of computing the percentage of Class A Stock owned by any other person.

     Except for the transactions reported in this Statement, the Reporting Persons have not engaged in any other transactions in the Issuer's Class A Stock within the past 60 days.

     To the best knowledge of the Reporting Persons, none the Reporting Persons' executive officers, managing directors or general partners (as applicable) has effected any transactions in the Class A Stock within the past 60 days.

     Based solely upon the information set forth in the Issuer's Prospectus, dated October 5, 1999, and on the Available Data, the Reporting Persons believe that: (1) on October 8, 1999, each of General Motors and DIRECTV acquired from the Issuer in a private placement 5,393,252 shares of the Issuer's Series A convertible preferred stock upon conversion of $50,000,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to each of General Motors and DIRECTV by the Issuer, at a conversion price of approximately $9.52 per share, and (2) on October 8, 1999, each of General Motors and DIRECTV acquired 160,000 shares of the Issuer's Class A Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock.

     Based solely upon the information set forth in the Issuer's Prospectus, dated October 5, 1999, and on the Available Data, the Reporting Persons believe that: (1) on October 8, 1999, Clear Channel acquired from the Issuer in a private placement 8,089,877 shares of Class A Stock upon conversion of $75,000,000 principal amount (plus accrued interest) of a convertible subordinated note previously issued to Clear Channel by the Issuer, at a conversion price of approximately $9.52 per share, and (2) on October 8, 1999, Clear Channel acquired 240,000 shares of the Issuer's Class A Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock.

     Based solely upon the information set forth in the Issuer's Prospectus, dated October 5, 1999, and on the Available Data, the Reporting Persons believe that: (1) on October 8, 1999 Telcom acquired from the Issuer in a private placement 2,696,626 shares of Class A Stock upon conversion of $25,000,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to Telcom by the Issuer, at a conversion price of approximately $9.52 per share, and (2) on October 8, 1999, Telcom acquired 80,000 shares of the Issuer's Class A Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock.

     Based solely upon the information set forth in the Issuer's Prospectus, dated October 5, 1999, and on the Available Data, the Reporting Persons believe that: (1) on October 8, 1999, M-D Capital Partners acquired from the Issuer in a private placement 2,622,200 shares of Class A Stock upon conversion of $24,310,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to M-D Capital Partners by the Issuer, at a conversion price of approximately $9.52 per share, and (2) on October 8, 1999, M-D Capital Partners acquired 80,000 shares of the Issuer's Class A Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock.

     Based solely upon the information set forth in the Issuer's Prospectus, dated October 5, 1999, and on the Available Data, the Reporting Persons believe that on October 8, 1999, M-D Special Equity acquired from the Issuer in a private placement 58,247 shares of Class A Stock upon conversion of $540,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to M-D Special Equity by the Issuer, at a conversion price of approximately $9.52 per share.

     Based solely upon the information set forth in the Issuer's Prospectus, dated October 5, 1999, and on the Available Data, the Reporting Persons believe that on October 8, 1999, Special Advisors acquired from the Issuer in a private placement 16,179 shares of Class A Stock upon conversion of $150,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to Special Advisors by the Issuer, at a conversion price of approximately $9.52 per share.

     Based solely upon the information set forth in the Issuer's Prospectus, dated October 5, 1999, and on the Available Data, the Reporting Persons believe that: (1) in January 1999, American Mobile loaned the Issuer approximately $21.4 million, in exchange for shares of common stock of the Issuer and a note convertible into additional shares of common stock of the Issuer, (2) on July 7, 1999, American Mobile acquired from XM Ventures, a trust established by Worldspace, all of Worldspace's debt and equity interests in the Issuer, other than a $75 million loan from Worldspace to the Issuer, in exchange for 8,614,244 shares of American Mobile's common stock, par value $.01 per share (the "Exchange Transaction"), (3) immediately after the Exchange Transaction, the Issuer reorganized its capital structure and the shares of common stock of the Issuer owned by American Mobile were exchanged on a one-for-one basis for shares of Class B Stock and as a result, American Mobile owned 125 shares of Class B Stock of the Issuer, which constituted 100% of the outstanding Class B Stock, and which were the only shares of the Issuer's capital stock then outstanding; also as part of this reorganization, certain of the debt interests acquired by American Mobile in the Exchange Transaction were exchanged for a single convertible note issued by the Issuer, convertible into shares of the Issuer's Class B common stock, (4) in September 1999, the Issuer effected a 53,514 for 1 stock split and as a result, the 125 shares of Class B Stock then owned by American Mobile were exchanged for 6,689,250 shares of Class B Stock, (5) on October 8, 1999, upon the completion of the Offering, all of the convertible notes of the Issuer owned by American Mobile converted into 11,182,926 shares of Class B Stock and as a result of this conversion, as of October 8, 1999, American Mobile owned an aggregate of 17,872,176 shares of Class B Stock, and
(6) on October 8, 1999, American Mobile acquired 200,000 shares of the Issuer's Class A Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock.

     The Reporting Persons do not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Stock of the Issuer beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        Shareholders' Agreement
        -----------------------

     Set forth below is a description of certain material provisions of the Shareholders' Agreement:

     Governance Provisions. The Issuer's board of directors consists of nine members, one of whom is selected by a majority in interest of Columbia, Madison Dearborn and Telcom, six of whom are selected by certain other shareholders, and two independent directors, one of whom must be approved by American Mobile, and one of whom must be approved by a majority of certain other shareholders. Following receipt of approval of the FCC to transfer control of the Issuer from American Mobile to a diffuse group of shareholders, the Issuer's board of directors will consist of nine members, one of whom will be selected by a majority in interest of Columbia, Madison Dearborn and Telcom, five of whom will be selected by certain other shareholders, two of whom will be independent directors of recognized industry experience and stature whose nominations must be approved by American Mobile and a majority of certain other shareholders including Columbia, and one of whom will be the Issuer's President and Chief Executive Officer. The foregoing board rights are subject to the parties to the Shareholders' Agreement maintaining their original investment or certain minimum share percentages in the Issuer.

     Restrictions on Transfer of Securities. As described in Item 4 above, except for affiliated transactions and certain other permitted transfers, Columbia may not transfer any of its Class A Stock until the date which is one year from the issuance of the Note.


     Registration Rights Agreement
     -----------------------------

     In addition to the contracts and agreements described above and in Item 4 above, Columbia has certain registration rights with respect to the Securities, pursuant to a registration rights agreement, dated July 7, 1999 (the "Registration Rights Agreement"), by and among the Issuer, Columbia and certain other stockholders named therein. Commencing July 7, 2000, Columbia and the other stockholders that are party to the Registration Rights Agreement are entitled to demand registration with respect to their Class A Stock, including shares issuable upon conversion of other securities. Together with Telcom and Madison-Dearborn, Columbia is entitled to make one demand. These rights are subject to the Issuer's right to defer the timing of a demand registration and an underwriters' right to cut back shares in an underwritten offering. In addition to these demand rights, following the Issuer's commencement of commercial operation, parties to the Registration Rights Agreement holding, in the aggregate, the shares of Class A Stock having a fair market value of not less than $25,000,000, may request the Issuer to file a registration statement pursuant to Rule 415. Parties to the Registration Rights Agreement also have rights to include their Class A Stock in registered offerings initiated by the Issuer, other than an offering for high yield debt.

     TCM Group Agreement
     -------------------

     The TCM Group Agreement provides that the parties thereto agree that: (1) they will make good faith efforts to reach a unanimous decision regarding the rights granted in the Registration Rights Agreement, (2) they will make a good faith effort to select one individual to be their representative on the Issuer's Board of Directors in accordance with the Shareholders' Agreement, and (3) that each party may transfer or assign its Issuer securities to affiliates provided that such affiliate agrees to become a party the TCM Group Agreement and in the event a party desires to make a transfer or assignment of its Issuer securities which would bring such party's ownership in the Issuer below 6% equity interest level (on a fully diluted and as-converted basis) such party shall first offer such securities to the other parties.

     Other than the Shareholders' Agreement, the Registration Rights Agreement and the TCM Group Agreement described in Item 4 above, there are no contracts, arrangements, understandings, or relationships between the Reporting Persons or, to the best of their knowledge, any executive officer or director of the Reporting Persons, and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.   Material to be Filed as Exhibits

Exhibit 1 Shareholders' Agreement, dated as of July 7, 1999, by and among the Issuer, American Mobile Satellite Corporation, Baron Asset Fund, Clear Channel Investments, Inc., Columbia XM Radio Partners, LLC, DIRECTV, Inc., General Motors Corporation, Madison Dearborn Capital Partners III, L.P., Special Advisors Fund I, LLC, Madison Dearborn Special Equity III, L.P., and Telcom-XM Investors, L.L.C. (incorporated by reference to Exhibit 99.2 to American Mobile's registration statement on Form S-3 (File No. 333-81459)).

Exhibit 2 Registration Rights Agreement, dated July 7, 1999, by and among the Issuer, American Mobile Satellite Corporation, the Baron Asset Fund, and the holders of Series A subordinated convertible notes of the Issuer named in such agreement (incorporated by reference to Exhibit 99.3 to American Mobile's registration statement on Form S-3 (File No. 333-81459)).

Exhibit 3 TCM Group Agreement dated July 7, 1999, by and among Telcom-XM Investors, L.L.C., Columbia XM Radio Partners, LLC, Madison Dearborn Capital Partners III, L.P., Madison Dearborn Special Equity III, L.P. and Special Advisors Fund I, LLC.

Exhibit 4      Joint Filing Agreement set forth below.

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 18, 1999


                  COLUMBIA XM RADIO PARTNERS, LLC
                  By: Columbia Capital LLC, its Managing Member


                  By:
                      ---------------------------------------------
                  Name:    James B. Fleming, Jr.
                  Title:   Managing Member


                  COLUMBIA CAPITAL LLC


                  By:
                      ---------------------------------------------
                  Name:    James B. Fleming, Jr.
                  Title:   Managing Member

                  COLUMBIA CAPITAL EQUITY PARTNERS II (QP), L.P.
                  By: Columbia Capital Equity Partners LLC, its Managing Member


                  By:
                     -------------------------------------------
                     Name:    James B. Fleming, Jr.
                     Title:   Managing Member


                  COLUMBIA CAPITAL EQUITY PARTNERS II (CAYMAN), L.P.
                  By: Columbia Capital Equity Partners LLC, its Managing Member


                  By:
                     ---------------------------------------------
                  Name:    James B. Fleming, Jr.
                  Title:   Managing Member

                  COLUMBIA CAPITAL EQUITY PARTNERS II, L.P.
                  By: Columbia Capital Equity Partners LLC, its Managing Member


                  By:
                     ---------------------------------------------
                  Name:    James B. Fleming, Jr.
                  Title:   Managing Member


                  COLUMBIA CAPITAL EQUITY PARTNERS LLC


                  By:
                     ---------------------------------------------
                  Name:    James B. Fleming, Jr.
                  Title:   Managing Member


                  COLUMBIA CAPITAL INVESTORS, L.L.C.


                  By:
                     ---------------------------------------------
                  Name:    James B. Fleming, Jr.
                  Title:   Managing Member


                  JAMES B. FLEMING, JR.


                  ------------------------------------------------


                  R. PHILIP HERGET, III


                  ------------------------------------------------


                  HARRY F. HOPPER


                  ------------------------------------------------

                                    EXHIBIT
                                    -------


     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on
Schedule 13D (including any and all amendments thereto) with respect to the shares of Class A Common Stock, $.01 par value, of XM Satellite Radio Holdings Inc., and further agree that this Joint Filing Agreement be included as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement.

Date:    October 18, 1999


                  COLUMBIA XM RADIO PARTNERS, LLC
                  By: Columbia Capital LLC, its Managing Member


                  By:
                      ---------------------------------------------
                  Name:    James B. Fleming, Jr.
                  Title:   Managing Member


                  COLUMBIA CAPITAL LLC


                  By:
                      ---------------------------------------------
                  Name:    James B. Fleming, Jr.
                  Title:   Managing Member

                  COLUMBIA CAPITAL EQUITY PARTNERS II (QP), L.P.
                  By: Columbia Capital Equity Partners LLC, its Managing Member


                  By:
                     -------------------------------------------
                     Name:    James B. Fleming, Jr.
                     Title:   Managing Member


                  COLUMBIA CAPITAL EQUITY PARTNERS II (CAYMAN), L.P.
                  By: Columbia Capital Equity Partners LLC, its Managing Member


                  By:
                     ---------------------------------------------
                  Name:    James B. Fleming, Jr.
                  Title:   Managing Member

                  COLUMBIA CAPITAL EQUITY PARTNERS II, L.P.
                  By: Columbia Capital Equity Partners LLC, its Managing Member


                  By:
                     ---------------------------------------------
                  Name:    James B. Fleming, Jr.
                  Title:   Managing Member


                  COLUMBIA CAPITAL EQUITY PARTNERS LLC


                  By:
                     ---------------------------------------------
                  Name:    James B. Fleming, Jr.
                  Title:   Managing Member


                  COLUMBIA CAPITAL INVESTORS, L.L.C.


                  By:
                     ---------------------------------------------
                  Name:    James B. Fleming, Jr.
                  Title:   Managing Member


                  JAMES B. FLEMING, JR.


                  ------------------------------------------------


                  R. PHILIP HERGET, III


                  ------------------------------------------------


                  HARRY F. HOPPER


                  ------------------------------------------------

                                     ANNEX A

DIRECTORS OF COLUMBIA CAPITAL, L.L.C., COLUMBIA CAPITAL EQUITY PARTNERS LLC AND COLUMBIA CAPITAL INVESTORS, L.L.C.

                                      Present Principal
Name and Business Address             Occupation or Employment
-------------------------             ------------------------

James B. Fleming, Jr.                 President/Managing Director of Columbia
201 N. Union Street, Suite 300               Capital, L.L.C.
Alexandria,VA 22314


R. Philip Herget, III                 Executive Vice President/Managing Director
of 201 N. Union                              Columbia Capital, L.L.C.
Street, Suite 300
Alexandria,VA 22314

Harry F. Hopper III                   Executive Vice President/Managing Director
of 201 N. Union                              Columbia Capital, L.L.C.
Street, Suite 300
Alexandria, VA 22314

EXECUTIVE OFFICERS OF CAPITAL, L.L.C., COLUMBIA CAPITAL EQUITY PARTNERS LLC AND COLUMBIA CAPITAL INVESTORS, L.L.C.



                                      Present Principal
Name and Business Address             Occupation or Employment
-------------------------             ------------------------

James B. Fleming, Jr.                 President/Managing Director of Columbia
201 N. Union Street, Suite 300               Capital, L.L.C.
Alexandria,VA 22314


R. Philip Herget, III                 Executive Vice President/Managing Director
of 201 N. Union                              Columbia Capital, L.L.C.
Street, Suite 300
Alexandria, VA 22314

Harry F. Hopper III                   Executive Vice President/Managing Director
of 201 N. Union                              Columbia Capital, L.L.C.
Street, Suite 300
Alexandria, VA 22314

Donald A. Doering                     Chief Financial Officer/Asst. Secretary of
201 N. Union Street, Suite 300               Columbia Capital, L.L.C.
Alexandria, VA 22314


COLUMBIA XM RADIO PARTNERS, LLC is a member managed limited liability company. Columbia Capital LLC is its Managing Member.

Columbia Capital Equity Partners LLC is the General Partner of each of COLUMBIA CAPITAL EQUITY PARTNERS II (QP), L.P., COLUMBIA CAPITAL EQUITY PARTNERS II (CAYMAN), L.P. and COLUMBIA CAPITAL EQUITY PARTNERS II, L.P.